EXHIBIT 99.1

Canadian Government Issues Key Authorization for KSM’s Tailings Management Facility

TORONTO, June 27, 2017 (GLOBE NEWSWIRE) -- Seabridge Gold Inc. (TSX:SEA) (NYSE:SA) announced today that the Government of Canada has issued a regulatory amendment to Schedule 2 of the Metal Mining Effluent Regulations (MMER) under the Fisheries Act for Seabridge’s KSM Project located in northwestern British Columbia. The amendment authorizes certain natural water bodies frequented by fish for use in a Tailings Management Facility (TMF).

The regulatory amendment, which required a change in Canadian law, approves the construction of KSM’s TMF subject to strict bonding and fishery habit compensation requirements which were identified during the three year amendment review process. In the KSM Project design, the TMF is located in the upper tributaries of Teigen and Treaty Creeks which form part of the Nass River drainage. The TMF will store the Project’s ore-processing by-products in order to minimize environmental impacts downstream.

Seabridge Gold Chairman and CEO Rudi Fronk commented: “Receipt of this amendment represents a significant permitting milestone for KSM, equivalent in many ways to our receipt of environmental assessment approvals from the Provincial and Federal Governments in 2014. This approval further validates that KSM’s TMF is well-designed and environmentally responsible,” Fronk said.

“I am grateful to the Government of Canada for its support and I would like to express our appreciation and thanks to the Minister of Environment and Climate Change Canada and her technical team for reviewing and approving our regulatory amendment application. I would also like to acknowledge the Nisga’a and the Tahltan Nations, the Gitanyow First Nation and other government regulators whose thoughtful input further strengthened our TMF design and ultimately contributed to the successful conclusion of this significant amendment review process.”

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This news release includes certain forward-looking statements or information. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding mineral reserves and resources of the Company and the potential economic benefits of the Project are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include regulatory issues, market prices, availability of capital and financing, general economic, market or business conditions, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

ON BEHALF OF THE BOARD

"Rudi Fronk"
Chairman & C.E.O.

For further information, please contact:
Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292   ·  Fax: (416) 367-2711
Email:  info@seabridgegold.net